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                     [LETTERHEAD OF ARTHUR ANDERSEN LLP]


May 1, 1996


Mr. Robert A. Bayless
Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Bayless:

We have read Item 4 included in the attached Form 8-K, dated April 26, 1996 of Sunrise Preschools, Inc., filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

However, during fiscal 1995, the Company changed the way in which it is recognizing revenue earned under the Administrative Services Agreement, License and Equipment Lease with Preschool Services, Inc. (PSI). The Company agreed to defer future administrative fees and lease payments due from PSI, an affiliate, which in the aggregate are approximately $170,000, annually until such time as PSI's cash flow is adequate to fund these fees, which the Company estimates will occur no sooner than 1998. In connection with this deferral, the accumulated amounts due from PSI at July 31, 1995 have been converted to a promissory note equal to the present value of the expected future payments to be received. This resulted in a reduction in the outstanding receivable balance, through a charge to the provision for bad debts of $176,500. The promissory note bears interest at 8%, with monthly payments due beginning January 1998 through July 2002.


Very truly yours,


/s/ ARTHUR ANDERSEN LLP



Copy to:  Mr. Jim Evans
          Sunrise Preschools, Inc.
          9128 East San Salvadore Drive
          Scottsdale, Arizona  85258